UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ______________

Commission file number 1-10258

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225

REQUIRED INFORMATION

See Appendix 1.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

	By:	/s/ Michael J. Schewel
Michael J. Schewel
Employee Savings Plan Committee

Date: June 27, 2017

Appendix 1

Tredegar Corporation Retirement
Savings Plan

Financial Report
December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Employee Benefits Administrative Committee
Tredegar Corporation Retirement Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/PBMares, LLP

Norfolk, Virginia
June 23, 2017

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

Assets	2016	2015

Investments, at fair value:
Mutual funds	$89,903,111	$78,802,407
Tredegar Corporation common stock	29,107,558	20,433,488
Interest-bearing cash	21,119	53,373
Self-directed brokerage account	1,372,573	1,041,084
Common collective trust	5,340,822	9,923,431

Total investments	125,745,183	110,253,783

Receivables:
Accrued dividends	133,410	148,836
Notes receivable from participants	3,216,701	3,166,906

Total receivables	3,350,111	3,315,742

Net assets available for benefits	$129,095,294	$113,569,525

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015

	2016	2015
Additions to net assets attributed to:
Investment income:
Interest and dividends	$3,185,547	$2,667,416
Net appreciation (depreciation) in fair value of investments	17,210,387	(15,544,951)

Total investment gain (loss)	20,395,934	(12,877,535)

Interest income on notes receivable from participants	134,564	126,930

Contributions:
Participants	5,115,581	4,807,358
Employer	3,655,827	2,759,646
Rollovers	458,867	366,399

Total contributions	9,230,275	7,933,403

Total additions (deductions)	29,760,773	(4,817,202)

Deductions from net assets attributed to:
Administrative expenses	11,534	55,928
Benefits paid to participating employees	14,223,470	10,829,467
Total deductions	14,235,004	10,885,395

Net increase (decrease)	15,525,769	(15,702,597)

Transfers in	-	10,156,880

Net assets available for benefits:

Beginning of year	113,569,525	119,115,242
End of year	$129,095,294	$113,569,525

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 1.	DESCRIPTION OF PLAN

General

Tredegar Corporation (Tredegar), which is engaged directly in the manufacturing of plastic films and aluminum extrusions, is a Virginia corporation.  The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

Effective June 19, 2015 AACOA, Inc. 401(k) Profit Sharing Plan merged into the Tredegar Corporation Retirement Savings Plan. AACOA, Inc. is a wholly owned subsidiary of William L. Bonnell Company, Inc. which is a wholly owned subsidiary of Tredegar Corporation.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits.  No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded.  The value of a participant's account may change from time to time.  Each participant assumes the risk of fluctuations in the value of his or her account.

The Plan is a defined contribution plan.  Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond, Virginia.

The Plan is administered by the Company. Plan assets were held in trust by Matrix Trust Company for the period from January 1, 2015 through March 21, 2016. Effective March 21, 2016, Plan assets were transferred to Great-West Trust Company, LLC, the new trustee of the Plan.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Basis of Accounting (Continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

 Payment of Benefits

Benefits are recorded when paid or when payment has been attempted.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Administrative Expenses

The Plan is responsible for all trustee and investment management fees.  Tredegar pays for all other administrative expenses up to an annual limit of $75,000.  Any expenses in excess of this limit are paid by the Plan.

Recent Accounting Pronouncements

In July 2015, the FASB issued Accounting Standard Update (ASU) No. 2016-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the Emerging Issues Task Force). The amendments in Part I of this ASU designate contract value as the only required measure for fully benefit-responsive investment contracts. This amendment maintains the relevant information while reducing the cost and complexity of reporting for fully benefit-responsive investment contracts (for example, an adjustment to reconcile contract value to fair value). Plan Management has adopted Part I of this update as of and for the year ended December 31, 2016. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new update.

In May 2014, the Financial Accounting Standards Board (“FASB”) and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The revised revenue standard contains principles that an entity will apply to direct the measurement of revenue and timing of when it is recognized. The core principle of the guidance is that the recognition of revenue should depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services. To achieve that core principle, an entity will utilize a principle-based five-step approach model. The converged standard also includes more robust disclosure requirements which will require entities to provide sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In March 2015, amended guidance was issued regarding clarifying the implementation guidance on principal versus agent considerations. The effective date of this revised standard is for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted as of annual reporting periods beginning after December 15, 2015, including interim reporting periods within that annual reporting period. The converged standard can be adopted either retrospectively or through the use of a practical expedient. The Plan is still assessing the impact of this new guidance.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 3.	CONTRIBUTIONS AND INVESTMENT OPTIONS

A participant may contribute a percentage of his or her base pay (as defined) ranging from a minimum of .1% (one-tenth of one percent) to 75%.  With the exception of certain collectively bargained plans, the 2016 and 2015 company matching contribution was $1.00 for every $1.00 a participant contributes up to 5% each payroll period.

With the exception of certain participants covered under certain collective bargaining agreements, employees are automatically enrolled in the retirement savings plan at a 3% contribution level unless they choose to contribute more or less.  Effective January 1, 2011, participants with contribution levels of less than 5% of base pay will have pre-tax contributions increased by 1% in January of each succeeding plan year until the contribution level is equal to 5% of base pay. The default investment fund is the age appropriate target fund.

Effective January 1, 2016, bargaining unit employees at the Terre Haute, Indiana location may submit a Roth election to designate that the employee’s unpaid base salary for a payroll period be deferred to their account as Roth contributions in an amount up to the maximum percentage as set forth in the Plan document.

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers twenty-three (23) mutual funds, Tredegar stock, one (1) common collective trust and a self-directed brokerage window as investment options to participants.

Effective March 11, 2016, all employer matching contributions were allocated 50% to the JPMorgan SmartRetirement target date fund and 50% to an investment selection made by the participant. For 2015 through March 10, 2016 all employer matching contributions were allocated 50% to the Tredegar Stock fund and 50% to an investment selection made by the participant.  If a participant did not make an investment selection, this money was invested in the JP Morgan SmartRetirement target date fund, the Plan’s default funds, based on the participant’s age and an estimated retirement age of 65.  Also effective March 11, 2016, Tredegar Company Stock was closed to investments, transfers into the fund, and company matching contributions. All eligible participants in the Plan are able to immediately diversify their company matching contribution by transferring out of Tredegar company stock into another fund or a combination of funds offered in the Plan.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and significant components of the changes in net assets relating to the Tredegar common stock fund is listed below.

	2016	2015
Net assets available for benefits:
Tredegar common stock	$21,188,089	$13,414,504
Accrued dividends	97,112	108,078

	$21,285,201	$13,522,582

Changes in net assets available for benefits:
Additions (reductions) to net assets attributed to:
Investment income:
Dividends	$533,117	$407,060
Net appreciation (depreciation) in fair value of investments	10,054,057	(8,405,190)
	10,587,174	(7,998,130)

Interest on notes receivable from participants	5	41

Contributions	302,342	1,479,623

Total additions (reductions)	10,889,521	(6,518,466)

Deductions from net assets attributed to:
Administrative expenses	12,104	18,592
Benefits paid to participating employees	2,392,427	1,349,475
Transfers to participant-directed investments	722,371	550,406

Total deductions	3,126,902	1,918,473

Net increase (decrease)	7,762,619	(8,436,939)

Net assets available for benefits:

Beginning of year	13,522,582	21,959,521
End of year	$21,285,201	$13,522,582

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 5.	FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurement, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds:  Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (SEC).  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at closing price reported on the active market on which the individual securities are traded.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 5.	FAIR VALUE MEASUREMENTS, Continued

Interest-bearing cash: Valued at $1.

Self-directed brokerage account: Valued at the closing price reported on the active market on which the individual securities are traded.

Common/collective trusts: A fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize financial assets measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value, as of December 31, 2016 and 2015, respectively:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2016

	Level 1	Total
Mutual funds	$89,903,111	$89,903,111
Common stocks	29,107,558	29,107,558
Interest-bearing cash	21,119	21,119
Self-Directed Brokerage	1,372,573	1,372,573
Total assets in the fair value heirarchy	$120,404,361	120,404,361
Investments measured at NAV		5,340,822
Total investments at fair value		$125,745,183

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 5.	FAIR VALUE MEASUREMENTS, Continued

Assets Measured at Fair Value on a Recurring Basis at December 31, 2015

	Level 1	Total
Mutual funds	$78,802,407	$78,802,407
Common stocks	20,433,488	20,433,488
Interest-bearing cash	53,373	53,373
Self-Directed Brokerage	1,041,084	1,041,084
Total assets in the fair value heirarchy	$100,330,352	100,330,352
Investments measured at NAV		9,923,431
Total investments at fair value		$110,253,783

The Plan did not hold any level 2 or level 3 investments as of December 31, 2016 and 2015.

Fair Value of Investments in Entities that Use NAV

The following tables summarize investments measured at fair value based on NAV per share at December 31, 2016 and 2015, respectively.

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Collective Trust - Galliard Retirement Income Fund 45 (1)	$5,340,822	N/A	Daily or monthly	None or 5 days

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common Collective Trust - JP Morgan Stable Asset Income Fund (2)	$9,923,431	N/A	Daily or monthly	None or 5 days

(1) Galliard Retirement Income Fund is an open-end fund incorporated in the United States. The Fund seeks to provide safety of principal, adequate liquidity and competitive yield with low return volatility. The Fund will be invested in the Galliard Managed Income Fund.

(2) The Fund’s objective is to seek to provide capital preservation, liquidity, and current income at levels that are typically higher than those provided by money market funds.  The Fund invests in a highly diversified fixed income strategy by investing in other collective trust funds and a separate account which may include U.S. treasury and agency securities, mortgage backed securities, asset-backed securities, private mortgages, corporate debt and short-term investments.  The Fund also enters into investment contracts to provide benefit responsive wraps.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 6.	FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of the nonvested portion of the Tredegar contribution account.  At December 31, 2016 and 2015, forfeited nonvested accounts available to reduce employer contributions totaled $21,119 and $43,383, respectively.  These accounts will be used to reduce future employer contributions.  In 2016 and 2015, employer contributions were reduced by $8,446 and $43,383, respectively, from forfeited nonvested accounts.

NOTE 7.	RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JP Morgan.  JP Morgan is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.

Certain Plan investments are shares of stock in Tredegar Corporation.  Tredegar Corporation is the plan sponsor as defined by the Plan and, therefore, these transactions qualify as related party transactions.

NOTE 8.	INCOME TAX STATUS

The Plan received its latest determination letter on August 15, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any periods.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	2016	2015
Net assets available for benefits per financial statements	$129,095,294	$113,569,525
Adjustment for deemed distributed loans current year	(31,155)	-
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(7,091)
Net assets available for benefits per the Form 5500	$129,064,139	$113,562,434

Total additions (deductions) per financial statements	$29,760,773	$(4,817,202)
Adjustment for deemed distributed loans current year	(31,155)	-
Adjustment for forfeitures current year	8,446	-
Adjustments from contract value to fair value for guaranteed investment contract current year	-	(7,091)
Adjustments from contract value to fair value for guaranteed investment contract prior year	7,091	(67,979)
Total income (loss) per Form 5500	$29,745,155	$(4,892,272)

Net increase (decrease) per financial statements	$15,525,769	$(15,702,597)
Adjustment for deemed distributed loans current year	(31,155)	-
Transfers of assets to the plan current year	(47,613)	-
Adjustments from contract value to fair value for guaranteed investment contract current year	-	(7,091)
Adjustments from contract value to fair value for guaranteed investment contract prior year	7,091	(67,979)
Net income (loss) per Form 5500	$15,454,092	$(15,777,667)

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 11.	PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 12.	SUBSEQUENT EVENTS

The Plan has evaluated all events through the date these financial statements were available to be issued, noting no events requiring subsequent disclosure pursuant to the FASB ASC.

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)-Schedule I
December 31, 2016
EIN:  54-1497771          PN:  002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	American Funds Europacific GR R4	Mutual Funds	**	$1,016,116
	AMG Managers Silvercrest Small Cap N	Mutual Funds	**	946,585
	DFA Emerging Markets I	Mutual Funds	**	112,565
	Diamond Hill Long-Short I	Mutual Funds	**	129,867
	Eagle Mid Cap Growth I	Mutual Funds	**	424,981
*	JPMorgan SmartRetirement 2015 Instl	Mutual Funds	**	7,099,340
*	JPMorgan SmartRetirement 2020 Instl	Mutual Funds	**	16,396,185
*	JPMorgan SmartRetirement 2025 Instl	Mutual Funds	**	20,072,048
*	JPMorgan SmartRetirement 2030 Instl	Mutual Funds	**	12,251,494
*	JPMorgan SmartRetirement 2035 Instl	Mutual Funds	**	6,545,760
*	JPMorgan SmartRetirement 2040 Instl	Mutual Funds	**	4,405,482
*	JPMorgan SmartRetirement 2045 Instl	Mutual Funds	**	2,425,307
*	JPMorgan SmartRetirement 2050 Instl	Mutual Funds	**	3,075,204
*	JPMorgan Smart Retirement Income Instl	Mutual Funds	**	1,643,094
	Metropolitan West Total Return Bond M	Mutual Funds	**	1,453,999
	Natixis ASG Managed Futures Strategy Y	Mutual Funds	**	241,179
	Templeton Global Bond ADV	Mutual Funds	**	329,770
	Vanguard 500 Index Admiral	Mutual Funds	**	7,018,456
	Vanguard Extended Market IDX ADM	Mutual Funds	**	1,929,760
	Vanguard Inflation-Protected Secs INV	Mutual Funds	**	307,461
	Vanguard REIT Index - Admiral	Mutual Funds	**	565,214
	Vanguard Total Bond Market Index ADM	Mutual Funds	**	1,106,477
	Vanguard Total Intl Stock Index Admiral	Mutual Funds	**	406,767
	Galliard Retirement Income Fund 45	Collective/Common Trust	**	5,340,822
*	Tredegar Company Stock	Employer Stock	$13,475,537	21,188,089
*	Tredegar Company Stock	Employer Stock	**	7,919,469
*	JP Morgan	Interest-bearing cash	$21,119	21,119
*	TD Ameritrade SDB	Self Directed Brokerage Account	**	1,372,573
*	Participant loans	501 loans, 4.25% - 6.50%	$-0-	3,216,701
				$128,961,884
*	party-in-interest
**	Cost omitted for participant directed investments